

Filipp Shpomer

Software and Systems Engineer, MBA

Greater Seattle Area

Message · · ·

 **Strive Tech**

 **University of Washington, Michael G. Foster School ...**

 See contact info

 342 connections

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Experience



Co-Founder, CTO, Systems Engineer, Firmware Developer, EE

Strive Tech

Apr 2017 – Present · 1 yr 6 mos

Greater Seattle Area

Doing whatever it takes to deliver the best electronics in smart clothing

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Microsoft Corporation

8 yrs 5 mos



Software Engineer

Dec 2015 – Apr 2017 · 1 yr 5 mos

Redmond, WA

Azure Access Control Service: supported and migrating the hosted service onto a modern platform
Azure Active Directory: implemented request throttling to increase service resistance to DDOS attacks



Software Development Engineer in Test, Software Engineer

Dec 2008 – Dec 2015 · 7 yrs 1 mo

Redmond, WA

Work item tracking for Visual Studio Team Services
Contributed to a variety of platform and client features including Kanban boards, work item tracking UI, analysis services and hosted reporting features
Lead security testing initiatives for the product and ensured continuous and sustain... See more

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Software Engineer

Notis

Aug 2006 – Dec 2008 · 2 yrs 5 mos

Novosibirsk Region, Russian Federation

Delivered the complete and easily configurable user interface for industrial packaging machines

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Education



University of Washington, Michael G. Foster School of Business

 Master of Business Administration (MBA), Information Technology Project
Management
2013 – 2015

 **Novosibirsk State University (NSU)**
MSc, Physics & Computer Science
2006 – 2008

 **Novosibirsk State University (NSU)**
BSc, Physics & Computer Science
2002 – 2006

Skills & Endorsements

Agile Methodologies · 9

Endorsed by **Gokulaprakash Thilagar, who is
highly skilled at this**

Endorsed by **7 of Filipp's colleagues at
Microsoft**

Test Automation · 6

Endorsed by **4 of Filipp's colleagues at Microsoft**

.NET · 6

Maxim Kovalkov and 5 connections have given endorsements for this skill

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